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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                               FRESH BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35803U 10 8
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X]         Rule 13d-1(b)

        [ ]         Rule 13d-1(c)

        [ ]         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                               Page 1 of 5 Pages

 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Fresh Brands Distributing, Inc. Retirement Savings Plan (f/k/a Schultz Sav-O Stores Retirement Savings Plan)
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                         (a)   [ ]
                                                                       (b)   [ ]
           N/A
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- --------- ------------------------------------------
                               5      SOLE VOTING POWER
         NUMBER OF                    0
          SHARES            --------- ------------------------------------------
       BENEFICIALLY            6      SHARED VOTING POWER
         OWNED BY                     751,771
           EACH             --------- ------------------------------------------
        REPORTING              7      SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH             --------- ------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      751,771
----------- --------------------------------------------------------------------
  9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            751,771
----------- --------------------------------------------------------------------
 10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)                                       [ ]
            N/A
----------- --------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            14.6%
----------- --------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            EP
=========== ====================================================================

                               Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  Fresh Brands, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2215 Union Avenue
                  Sheboygan, Wisconsin  53081

Item 2(a).        Name of Person Filing:

                  Fresh Brands Distributing, Inc. Retirement Savings Plan (f/k/a Schultz Sav-O Stores Retirement Savings Plan)

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  2215 Union Avenue
                  Sheboygan, Wisconsin  53081

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.05 par value

Item 2(e).        CUSIP Number:

                  35803U 10 8



                               Page 3 of 5 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

                  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

                  |X| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

                  [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

                  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  [ ]   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:  751,771

                  (b)      Percent of Class:  14.6%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:  0

                           (ii)     shared power to vote or to direct the vote:
                                    751,771

                           (iii) sole power to dispose or to direct the disposition of: 0

                           (iv)     shared power to dispose or to direct the
                                    disposition of:      751,771

Item 5.            Ownership of Five Percent or Less of a Class.

                   N/A

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   N/A

                               Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                   N/A

Item 8.            Identification and Classification of Members of the Group.

                   N/A

Item 9.            Notice of Dissolution of Group.

                   N/A

Item 10.           Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the oridinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     February 13, 2002


FRESH BRANDS DISTRIBUTING, INC.
    RETIREMENT SAVINGS PLAN
f/k/a Schultz Sav-O Stores Retirement Savings Plan


By:    /s/ Armand C. Go
      ----------------------------------
      Armand C. Go
      Co-Administrator





                               Page 5 of 5 Pages